UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, nominal value 0.005 rubles per share

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf

Eco Telecom Limited

Suite 2

4 Irish Place

Gibraltar

(350) 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2006

(Date of Event which Requires Filing of this Statement)

With a copy to:

Alexey Reznikovich

Altimo Holdings and Investments Limited

21 Novy Arbat

121019 Moscow, Russia

(7-495) 981-4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 68370R109	13D	Page 2 of 12

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Eco Telecom Limited 000-00-0000
2.	Check the Appropriate Box of a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

12,563,782 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

12,563,782 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,563,782 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

24.5% of Common Stock*
14.	Type of Reporting Person

OO, HC

*	Eco Telecom is also the direct beneficial owner of 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock owned by Eco Telecom, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No.: 68370R109	13D	Page 3 of 12

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Holdings and Investments Limited 000-00-0000
2.	Check the Appropriate Box of a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

12,563,782 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

12,563,782 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,563,782 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

24.5% of Common Stock*
14.	Type of Reporting Person

OO, HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No.: 68370R109	13D	Page 4 of 12

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box of a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

12,563,782 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

12,563,782 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,563,782 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

24.5% of Common Stock*
14.	Type of Reporting Person

OO, HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No.: 68370R109	13D	Page 5 of 12

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box of a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

12,563,782 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

12,563,782 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,563,782 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

24.5% of Common Stock*
14.	Type of Reporting Person

OO

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

Item 1. Security and Issuer.

This Amendment No. 19 (this “Amendment”) to the Statement on Schedule 13D relates to the common stock, nominal value 0.005 rubles per share (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”). The initial Statement on Schedule 13D, previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on June 11, 2001 (as amended and supplemented by Amendment Nos. 1 through 18, the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Eco Telecom;

(ii) Altimo Holdings and Investments Limited (formerly known as Alfa Telecom Limited) (“Altimo”);

(iii) CTF Holdings; and

(iv) Crown Finance.

The Statement, as amended hereby, relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Altimo and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation, with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On May 26, 2006, Altimo sent a letter to VimpelCom’s shareholders, a copy of which is attached hereto as Exhibit 99.2 (the “May 26 Letter to VimpelCom’s Shareholders”), accompanied by a proxy card, a copy of which is attached hereto as Exhibit 99.3.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a) No material change.

(b) No material change.

(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the persons named in response to Item 2.

(d) No material change.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On November 14, 2005, Telenor ASA (“Telenor”) commenced an arbitration proceeding in Geneva, Switzerland, against Eco Telecom, Eco Holdings Limited and CTF Holdings, alleging that Eco Telecom breached the shareholders agreement between Telenor and Eco Telecom by nominating more than four persons for election to the Board of Directors of VimpelCom in 2005.

Item 7. Material to be Filed as Exhibits.

The Index of Exhibits attached hereto is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: May 26, 2006	ECO TELECOM LIMITED

	By:	/s/ Pavel Volitsky
	Name:	Pavel Volitsky
	Title:	Director

Date: May 26, 2006	ALTIMO HOLDINGS AND INVESTMENTS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: May 26, 2006	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: May 26, 2006	CROWN HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Citizenship	Principal Occupation	Business Address
Pavel Volitskiy, Director (Russia)	Manager, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of Altimo Holdings and Investments Limited

Name/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale L-2449 Luxembourg

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

Alla Kudryavtseva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Alexey Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, AT Consulting Limited	21 Novy Arbat Street 121019 Moscow, Russia

Pavel Volitskiy, Director (Russia)	Manager, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Citizenship	Principal Occupation	Business Address
Alla Kudryavtseva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of Alfa Group Consortium

Name/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street 107078 Moscow, Russia

Alexandr Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvayevoy Street 107078 Moscow, Russia

Michail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3 rd Golutvinsky Pereulok 10 Building 6 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director, TNK-BP Management	18/2, Schipok Street 115093 Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Chief Executive Officer, JSC Perekrestok	14817 Moscow Region District of Mytischy Paveltsevo Village, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of Board of Directors, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok Building 3, Floor 3 119034 Moscow, Russia

Alexey Reznikovich, Director (Russia)	Chief Executive Officer, AT Consulting Limited	21 Novy Arbat Street 121019 Moscow, Russia

Alexander Savin, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	12 Krasnopresenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.

Index of Exhibits

Exhibit 24.1	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit 24.1 to Amendment No. 14 to the Statement on Schedule 13D, filed by Eco Telecom Limited et al. with the Securities and Exchange Commission on August 17, 2005.

Exhibit 99.1	A conformed copy of the joint filing agreement, dated August 19, 2004, by and among the Reporting Persons, inter alia, incorporated herein by reference to Exhibit 99.1 to Amendment No. 7 to the Statement on Schedule 13D, filed by the Reporting Persons, inter alia, with the Securities and Exchange Commission on August 23, 2004.

Exhibit 99.2	Letter to VimpelCom’s shareholders, dated May 26, 2006.

Exhibit 99.3	Form of proxy card.